WeCAP. com
Web Equity Capital Co.
1140 Post Road
Fairfield, CT   06430
203-255-2104

fax: 212-656-1075

email: Mwecap@aol.com

L.E. Cooper, President                            August 3, 1999
Web Equity Capital  Co.
1140 Post Road
Fairfield, CT 06430

Mr . Mark Schwartz
Corporate Finance Division
Securities Exchange Commission
450 5TH STREET,     NW
Washington,  D.C.  20549
                       Re: Delaying Amendment
Dear Mr. Schwartz  / SEC / Gentlemen / Ladies:

Web Equity Capital Co hereby amends its S-1 filing dated June 30, 1999 to add the following "delaying amendment" wording to make clear that this S-1 filing is not effective until, and if, and when, the SEC completes its review of the filing including Amendments to address any comments and / or suggestions of the SEC review persons :

The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that the registration statement shall thereafter become effective in accordance with
 Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.


/s/  L.E. Cooper, President

PS - REF SEC RULE 473